Exhibit 16.1
December 2, 2024

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Commissioners:
We have read Item 4.01 of Form 8-K dated December 2, 2024, of Maximus, Inc. and are in agreement with the statements contained in the second, third and fifth paragraphs therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP